Filed Pursuant to Rule 424(b)(5)
File No. 333-166774

Pricing Supplement No. 1 Dated August 25, 2010
(To Prospectus dated May 25, 2010 and
Prospectus Supplement dated June 17, 2010)
relating to First Mortgage Bonds,
Secured Medium-Term Notes, Series I

$100,000,000
IDAHO POWER COMPANY
3.40% First Mortgage Bonds due 2020

Title of Securities:	3.40% First Mortgage Bonds due 2020 (the “Notes”)

Principal Amount:	$100,000,000

Price to Public:	99.501% payable in immediately available funds, plus accrued interest from the Original Issue Date

Purchasers’ Discount:	0.625%

Proceeds to Us after Discount:	98.876%

Interest Rate:	3.40% per annum

Original Issue Date:	August 30, 2010

Original Interest Accrual Date:	August 30, 2010

Interest Payment Dates:	November 1 and May 1, commencing November 1, 2010

Record Dates:	October 15 and April 15

Maturity Date:	November 1, 2020

Redemption:	See “Optional Redemption” below

Form:	Book-Entry

BofA Merrill Lynch
J.P. Morgan
Wells Fargo Securities
Mitsubishi UFJ Securities
KeyBanc Capital Markets
RBC Capital Markets
SunTrust Robinson Humphrey
US Bancorp

Optional Redemption:

We may, at our option, redeem the Notes, in whole at any time, or in part from time to time, prior to the maturity date, as follows:

•	Prior to August 1, 2020, at a redemption price equal to the greater of:

• 100% of the principal amount of the Notes to be redeemed and

•

as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal on the Notes to be redeemed and interest thereon (not including any portion of payments of interest accrued as of the date fixed for redemption), discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 15 basis points

•	On or after August 1, 2020, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed,

plus in any case interest accrued and unpaid on the principal amount of the Notes to be redeemed to the date fixed for redemption.

We will mail notice of any redemption at least 30 days before the date fixed for redemption to each holder of the Notes to be redeemed.

“Treasury Rate” means, with respect to any date fixed for redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes to be redeemed.

“Comparable Treasury Price” means, with respect to any date fixed for redemption,

(1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or

(2) if such release (or any successor release) is not published or does not contain such prices on such business day, (a) the average of the Reference Treasury Dealer Quotations for such date, after excluding the highest and lowest such Reference Treasury Dealer

Quotations for such date, or (b) if the corporate trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all the quotations received.

“Independent Investment Banker” means any one of the Reference Treasury Dealers that we may appoint.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date fixed for redemption, the average, as determined by the corporate trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the corporate trustee by such Reference Treasury Dealer at 5:00 p.m. New York City time on the third business day preceding the date fixed for redemption.

“Reference Treasury Dealer” means (1) each of Banc of America Securities LLC, J.P. Morgan Securities Inc. and a Primary Treasury Dealer (as defined below) selected by Wells Fargo Securities, LLC, and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), in which case we will substitute another Primary Treasury Dealer and (2) any other Primary Treasury Dealers that we may select.

Supplemental Plan of Distribution and Terms Agreement:

We have entered into a terms agreement with the purchasers of the Notes with respect to the Notes. The purchasers are committed to take and pay for all of the Notes if any are purchased. Subject to certain conditions, each purchaser has severally agreed to purchase the principal amount of the Notes indicated in the table below:

Name	Principal Amount of Notes
Banc of America Securities LLC	$ 27,500,000
J.P. Morgan Securities Inc.	25,000,000
Wells Fargo Securities, LLC	25,000,000
Mitsubishi UFJ Securities (USA), Inc.	10,500,000
KeyBanc Capital Markets Inc.	3,000,000
RBC Capital Markets Corporation	3,000,000
SunTrust Robinson Humphrey, Inc.	3,000,000
U.S. Bancorp Investments, Inc.	3,000,000
Total	$ 100,000,000

The Notes sold by the purchasers to the public will initially be offered at the initial price to the public set forth on the cover of this pricing supplement. Any Notes sold by the purchasers to securities dealers may be sold at a discount from the initial price to the public of up to 0.375% of the principal amount of the Notes. Any such securities dealers may resell any Notes purchased from the purchasers to certain other brokers or dealers at a discount from the initial price to the public of up to 0.125% of the principal amount of the Notes.

Some of the purchasers or their affiliates (i) participate in our commercial paper program and may from time to time hold our commercial paper and (ii) are lenders and/or agents under our credit agreement, dated as of April 25, 2007, as amended.

Concurrent with the offering of the Notes, we are also offering, through a separate terms agreement and pricing supplement, $100,000,000 aggregate principal amount of 4.85% first mortgage bonds due 2040 (the “2040 Notes”), which will rank equally and ratably with the Notes in all respects. While these offerings are concurrent, they are not dependent or contingent on one another. We cannot assure you that we will complete the offering of the 2040 Notes.

Interest Payment Dates:

We will make interest payments on the Notes on November 1 and May 1 of each year, commencing November 1, 2010, and at maturity. The record date for the November 1 payment of interest will be October 15 and the record date for the May 1 payment of interest will be April 15.

Use of Proceeds:

The purchasers will pay the net proceeds from the sale of the Notes to us in immediately available funds. After our receipt of the net proceeds, the Notes will be credited to the purchasers’ accounts at The Depository Trust Company free of payment. We will use the net proceeds from the sale of the Notes and the 2040 Notes we are offering concurrently to pay at maturity our $120 million 6.60% first mortgage bonds due March 2, 2011 and to fund a portion of our capital requirements. If we do not use the proceeds immediately, we will temporarily invest them in short-term investments.